SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EXHIBIT 14

(CVM Ruling No. 481/09)

CAPITAL INCREASE

1.         Inform the amount of the capital increase and the new share capital

Answer: As a result of the merger of shares of Quattor Participações S.A. (“Quattor”) into Braskem S.A. (“Braskem”) (“Merger of Shares”), Braskem’s share capital shall undergo an increase in the amount of one hundred and sixty-four million, seven hundred and forty-three thousand, five hundred and eighty-six reais and twenty-four centavos (R$ 164,743,586.24), and will then be of eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four reais and forty-seven centavos (R$ 8,016,666,794.47) (“Capital Increase”).

2.         Inform if the increase shall be made upon: (a) conversion of debentures into shares; (b) exercise of subscription right or subscription warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

Answer: The Capital Increase shall be made upon the subscription of new common shares of Braskem.

3.         Explain in detail the reasons for the increase and its legal and economic consequences

Answer: The Capital Increase is a consequence of the Merger of Shares, which has as its purpose to turn Quattor into a wholly-owned subsidiary of Braskem. In observance of the installment of the amount of shares intended to go to the capital reserve, the amount of the Capital Increase reflects the equity value of Quattor’s common shares merged into Braskem’s equity.

4.         Supply a copy of the opinion of the fiscal council, if applicable

Answer: The fiscal council  has issued an opinion about the terms of the capital increase, pursuant to a meeting held on May 27, 2010, which is made available in the IPE system of the Securities Commission (www.cvm.gov.br).

5.         In case of capital increase upon subscription of shares

a.         Describe the application of the funds

Answer: Not applicable.

b.         Inform the number of shares issued of each kind and class

Answer: Eighteen million and eighty seven (18.000.087) new common shares of Braskem shall be issued.

c.         Describe the rights, benefits and restrictions attributed to the shares that will be issued

Answer: Braskem’s common shares issued within the scope of the Capital Increase shall grant the same rights, benefits and restrictions attributed to other common shares issued by Braskem.

d.         Inform if the subscription will be public or private

Answer: The subscription will be private.

e.         If it is a private subscription, inform if the related parties, as defined by the accounting rules that provide about such subject, will subscribe shares in the capital increase, specifying the respective amounts, if they are already known

Answer: The shares shall be subscribed by Petróleo Brasileiro S.A. – Petrobras and by Petrobras Química S.A. – Petroquisa, parties to the Shareholders’ Agreement of Braskem, which will subscribe 14,358,067 and 3,642,020 common shares, respectively.

f.         Inform the issuance price of the new shares or the reasons why their pricing shall be delegated to the board of directors, in cases of public distribution

Answer: The issuance price of the new shares issued in the Merger of Shares shall be eleven reais, seven centavos and fraction (R$ 11.0753) and represents the ratio of the division of the amount of the Capital Increase by the quantity of shares issued, pursuant to the replacement ratio applicable to the Merger of Shares.

g.         Inform the par value of the issued shares or, if they are non-par shares, the installment of the issuance price that will be destined to the capital reserve

Answer: The Merger of Shares shall result in a reserves and share Capital Increase of Braskem in the total amount of one hundred and ninety-nine million, three hundred and fifty-six thousand, three hundred and seventy-four reais and ninety-seven centavos (R$ 199,356,374.97), of which one hundred and sixty-four million, seven hundred and forty-three thousand, five hundred and eighty-six reais and twenty-four centavos (R$ 164,743,586.24) shall be destined to the share capital and thirty-four million, six hundred and twelve thousand, seven hundred and eighty-eight reais and seventy-two centavos (R$ 34,612,788.72) to the capital reserve.

h.         Supply the administrators’ opinion on the effects of the capital increase, mainly with regards to the dilution arising therefrom

Answer: The Capital Increase results from the Merger of Shares, which has as its purpose (i) the increase of the competition and efficiency of Braskem and Quattor and their respective controlled companies and subsidiaries, so that they may face the competition from international companies: (ii) make the creation of value to Braskem feasible, obtaining additional synergies; (iii) simplify the current capital and corporate structure of Braskem and Quattor, through the migration of the current shareholders of Quattor to Braskem, and (iv) concentrate and increase the interest of Sistema Petrobras in Braskem. The dilution resulting from the Capital Increase is detailed in letter “n” of this item 5.

i.          Inform the criteria used in the calculation of the issuance price and justify in detail the economic aspects that determined your choice

Answer: Since it is a Capital Increase resulting from a Merger of Shares, the issuance price of the shares was determined by the division of the amount of the Capital Increase, based on the equity value of the shares of Quattor by the amount of shares to be issued.

j.          If the issuance price has been established at a premium or with a discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined

Answer: There is no premium or discount to the issuance price.

k.         Supply a copy of all reports and studies that supported the establishment of the issuance price

Answer: See item s, iii, below.

l.          Inform the quotation of each kind and class of company’s shares in the markets in which they are traded, identifying:

i.        Minimum, average and maximum quotation of each year, for the last three (3) years

Tickers Braskem	Minimum	Average	Maximum
2007
BAK	11.56	16.02	19.27
BRKM3	11.67	14.56	16.14
BRKM5	12.34	15.49	18.19
BRKM6	7.49	11.13	13.37
XBRK	4.63	6.09	7.20
2008
BAK	4.60	13.25	18.03
BRKM3	5.33	12.03	14.95
BRKM5	5.41	11.58	15.19
BRKM6	4.52	9.88	12.49
XBRK	1.59	4.50	5.87
2009
BAK	3.74	9.06	16.77
BRKM3	4.50	8.24	12.49
BRKM5	4.41	8.53	14.72
BRKM6	0.00	8.48	11.80
XBRK	1.49	3.16	5.94

ii.         Minimum, average and maximum quotation for each quarter, for the last two (2) years

Tickers Braskem	Minimum	Average	Maximum
2008
1T08
BAK	13.47	15.44	17.67
BRKM3	11.53	13.47	14.75
BRKM5	11.76	13.36	15.19
BRKM6	9.48	10.83	12.05
XBRK	4.63	5.30	5.87
2T08
BAK	15.49	16.61	18.03
BRKM3	13.10	14.19	14.95
BRKM5	12.71	13.72	15.14
BRKM6	11.50	11.81	12.49
XBRK	4.88	5.31	5.76
3T08
BAK	9.69	14.61	17.76
BRKM3	10.99	12.68	13.98
BRKM5	9.21	12.00	13.92
BRKM6	12.00	12.00	12.00
XBRK	3.37	4.84	5.71
4T08
BAK	4.60	6.43	10.59
BRKM3	5.33	7.96	11.28
BRKM5	5.41	7.25	10.21
BRKM6	4.52	6.01	8.00
XBRK	1.59	2.50	3.72
2009
1T09
BAK	3.74	4.73	5.70
BRKM3	4.50	5.69	6.34
BRKM5	4.41	5.48	6.30
BRKM6	4.50	4.53	4.56
XBRK	1.49	1.83	2.06
2T09
BAK	4.35	6.61	8.11
BRKM3	4.80	6.48	7.23
BRKM5	4.93	6.81	8.30
BRKM6	4.80	5.47	5.81
XBRK	1.62	2.42	2.99
3T09
BAK	7.06	10.12	12.70
BRKM3	6.85	8.72	10.90
BRKM5	7.05	9.39	11.35
BRKM6	0.00	7.96	10.99
XBRK	2.50	3.49	4.33
4T09
BAK	12.20	14.54	16.77
BRKM3	10.40	11.52	12.49
BRKM5	10.91	12.46	14.72
BRKM6	8.20	9.86	11.80
XBRK	4.19	4.87	5.94

iii.        Minimum, average and maximum quotation in each month for the past 6 (six) months

Tickers Braskem	Minimum	Average	Maximum
Dec/09
BAK	14.15	15.92	16.77
BRKM3	11.20	11.82	12.46
BRKM5	11.84	13.62	14.72
BRKM6	8.82	10.60	11.80
XBRK	4.55	5.38	5.94
Jan/10
BAK	13.91	16.02	17.73
BRKM3	12.24	13.16	14.20
BRKM5	13.26	14.14	15.25
BRKM6	10.60	11.04	12.79
XBRK	5.08	5.65	5.98
Feb/10
BAK	13.87	14.38	14.96
BRKM3	12.10	12.48	12.80
BRKM5	12.78	13.10	13.48
BRKM6	10.70	10.74	10.77
XBRK	4.97	5.22	5.44
Mar/10
BAK	14.33	14.73	15.34
BRKM3	11.70	12.13	12.40
BRKM5	12.65	13.04	13.40
BRKM6	10.75	10.75	10.75
XBRK	5.31	5.49	5.70
Apr/10
BAK	13.71	14.43	15.04
BRKM3	10.95	11.38	11.79
BRKM5	12.31	12.74	13.17
BRKM6	10.75	10.75	10.75
XBRK	4.93	5.39	5.63
May/10
BAK	10,98	12,57	14,79
BRKM3	8,60	9,74	10,90
BRKM5	10,11	11,31	12,96
BRKM6	10,00	10,00	10,00
XBRK	4,20	5,00	5,57

iv.        Average quotation in the past 90 day

Tickers Braskem	Minimum	Average	Maximum
past 90 days - 03/03/10 a 05/31/10
BAK	10.98	13,94	15.34
BRKM3	8.60	11.08	12.30
BRKM5	10.11	12.36	13.40
BRKM6	10.00	10.66	10.75
XBRK	4.20	5.29	5.70

Note: BAK (US$/share), XBRK (€/share), BRKM (R$/share)

m.        Inform the issuance prices of shares in capital increases occurred in the past three (3) years

Answer: Except for capital increases resulting from merger transactions, the Company increased the capital on July 31, 2007 due to the exercise of the option to convert debentures into shares, at an issuance price of fourteen reais and thirty-seven centavos (R$14.37) and on April 14, 2010, increased the capital upon private subscription of new shares, at an issuance price of fourteen reais and forty centavos (R$ 14.40).

n.         Present the potential dilution percentage resulting from the issuance

Answer:

	Current Number of Shares	New Number of shares	Dilution
Common Shares	433,668,976	451,669,063	-4.0%
Class A Preferred Shares	346,569,671	346,569,671	0.0%
Class B Preferred Shares	593,818	593,818	0.0%
Total	780,832,465	798,832,552	-2.3%

o.         Inform terms, conditions and form of subscription and paying up of the issued shares

Answer: Shares issued within the scope of the Merger of Shares shall be subscribed and paid up as of the day of the meeting which will decide about the Merger of Shares and shall be paid up with common shares issued by Quattor, except for shares held by Braskem.

p.         Inform whether the shareholders shall have the preemptive right to subscribe the new shares issued and provide details regarding the terms and conditions to which this right is subject

Answer: Braskem’s shareholders shall have the preemptive right to subscribe new shares issued within the scope of the Merger of Shares, under Article 252, paragraph 1 of Law no. 6,404/76 (“Corporations Law.”).

q.         Inform the management’s proposal to deal with potential unsubscribed shares

Answer: There will be no unsubscribed shares as all shares issued shall be subscribed by Quattor’s shareholders and paid up with shares issued by Quattor held by it.

r.          Describe in details the procedures which shall be adopted in case a partial homologation of the capital increase is predicted

Answer: Not applicable.

s.         In case the shares’ issuance price is, totally or partially, composed of assets

i.          Present the assets’ complete description

Answer: Shares issued within the scope of the Merger of Shares shall be paid up with 95,461,487 common shares issued by Quattor.

ii.         Clarify the relationship between assets incorporated to the company’s equity and its corporate purpose

Answer: The incorporated assets consist of ownership interest in a company of which Braskem already owns 60% of its equity capital, and this company holds interest in companies performing activities similar to those included in Braskem’s corporate purpose.

iii.        Provide a copy of the assets appraisal report, if available

Answer: PricewaterhouseCoopers Auditores Independentes (“PWC”) prepared the appraisal report on the equity value of shares issued by Quattor to be incorporated to Braskem’s assets within the scope of the Merger of Shares, pursuant to Article 8 of Law no. 6,404/76, and it is available for reference to Braskem’s shareholders on CVM’s website (www.cvm.gov.br), BM&FBOVESPA’s website (www.bovespa.com.br) and Braskem’s website (www.braskem.com.br/ri).

6.         In case of capital increase upon capitalization of income or reserve

Answer: Not applicable.

a.         Inform whether the shares’ par value, if any, will change or new shares will be distributed among shareholders

Answer: Not applicable.

b.         Inform whether the capitalization of income and reserve shall be performed with or without a change in the number of shares in companies which hold nonpar shares

Answer: Not applicable.

c.         In case of distribution of new shares

i.          Inform the number of issued shares of each kind and class

Answer: Not applicable.

ii.         Inform the percentage that the shareholders will receive in shares

Answer: Not applicable.

iii.        Describe the rights, benefits and restrictions in connection with the shares to be issued

Answer: Not applicable.

iv.        Inform the cost of acquisition per share, in reais, to be attributed so that the shareholders may comply with article 10 of Law 9,249, of December 26, 1995

Answer: Not applicable.

v.         Inform how the fractions shall be dealt with, if applicable

Answer: Not applicable.

d.         Inform the term set forth in article 169, paragraph 3, of Law 6,404, of 1976

Answer: Not applicable.

e.         Inform and provide information and documents set forth in item 5 above, when applicable

Answer: Not applicable.

7.         In case of capital increase due to the conversion of debentures into shares or through the exercise of subscription warrant

a.         Inform the number of shares issued of each kind and class

Answer: Not applicable.

b.         Describe the rights, benefits and restrictions related to the shares that will be issued

Answer: Not applicable.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.